EX-99.77I


77I. Terms of new or amended securities
     At a Regular Meeting of the Board, held on February 5, 2002, the Board resolved to establish a, new, separate, distinct and independent portfolio of the Fund, to be designated as Alger Health Sciences Portfolio. Such portfolio was duly established and became effective on May 1, 2002. At a Regular Meeting of the Board, held on May 7, 2002, the Board resolved to establish a, new, separate, distinct and independent portfolio of the Fund, to be designated as the Alger SmallCap and MidCap Portfolio. Such portfolio was duly established and became effective on May 8, 2002.